                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                    (Amendment No. 4 for Robert H. McLean)

                   Under the Securities Exchange Act of 1934

                          BFX HOSPITALITY GROUP, INC.
                        (formerly Buffton Corporation)
-------------------------------------------------------------------------------
                               (Name of Issuer)

                                 COMMON STOCK
-------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   119885200
-------------------------------------------------------------------------------
                                (CUSIP Number)

                               Robert H. McLean
                               226 Bailey Avenue
                                   Suite 101
                            Fort Worth, Texas 76107
                                (817) 332-4761
-------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                October 8, 1997
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_].

1.        Names of Reporting persons:

          Robert H. McLean - SS No. ###-##-####
          ----------------------------------------------------------------------

2.        Check the Appropriate Box if a Member of a Group

                                 (a) ______
                                 (b) ______

          ----------------------------------------------------------------------

3.        SEC Use Only


          ----------------------------------------------------------------------

4.        Source of Funds

                                 SC

          ----------------------------------------------------------------------

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

                                 ______
          ----------------------------------------------------------------------

6.        Citizenship of Place of Organization

          Mr. McLean is a citizen of the United States of America.

          ----------------------------------------------------------------------

7.
Number of
Shares
Owned By                      635,401
Each
Reporting
Person
          ----------------------------------------------------------------------

8.   Shared Voting Power

                                 -0-

             -------------------------------------------------------------------

Number of      9.   Sole Dispositive Power
Shares
Owned
By Each                       635,401
Reporting
Person       -------------------------------------------------------------------
        10.  Shared Dispositive Power

                 -0-


             -------------------------------------------------------------------
11.          Aggregate Amount Beneficially owned by Reporting Persons

       315,570  Actual Ownership
       300,000  Stock Options
         4,831  ESOP Shares
        15,000  Shares held in a trust of which Reporting Person is trustee
       -------
       635,401
             -------------------------------------------------------------------

12.          Check Box if the Aggregate Amount of (11) Excludes ______ Certain
             Shares

             -------------------------------------------------------------------

13.          Percent of Class Represented by Amount of Row (11)

             10.61%, based on the 5,690,098 Shares outstanding as of October 24, 1997 plus 300,000. shares represented by the options currently exercisable by Mr. McLean

             -------------------------------------------------------------------
14.          Type of Report Person

                                 IN




CUSIP No. 119885200

                         THE STATEMENT ON SCHEDULE 13D
                  FOR ROBERT H. MCLEAN IS AMENDED AS FOLLOWS:
                          --------------------------

Item 5. is amended in its entirety as follows:

Item 5.  Interest in Securities of the Issuer.

     (a) Mr. McLean beneficially owns a total of 635,401 shares of the Common Stock of Issuer, or approximately 10.61% of all issued and outstanding shares of common stock as of October 24, 1997. This figure includes 315,570 shares actually issued to Mr. McLean in his name, 4,831 shares owned by Issuer's Employee Stock Option Plan, which have been allocated to and are voted by Mr. McLean, 15,000 shares owned by a trust of which Mr. McLean is trustee, and 300,000 shares represented by currently exercisable stock options.

     (b) Mr. McLean has the sole power to vote or to direct the vote of 635,401 shares of Issuer Common Stock and the sole power to dispose or direct the disposition of 635,401 shares of Issuer common stock.

     (c) During the past 60 days, Mr. McLean tendered to Issuer 284,430 shares of Issuer's Common Stock pursuant to the Agreement between Issuer and Mr. McLean dated October 8, 1997 a true and correct copy of which is attached hereto as Exhibit "1" which agreement was amended by the Amendment No. 1 to Agreement dated as of October 21, 1997, a true and correct copy of which is attached hereto as Exhibit "2".

     (d)  None.

     (e)  Not applicable.

Item 7. is amended to add the following:

Item 7.  Material to be Filed as Exhibits.

     (a)  Exhibit "1" -   A true and correct copy of Agreement between Issuer
          and Mr. McLean dated October 8, 1997.

     (b)  Exhibit "2" -   A true and correct copy of the Amendment of Agreement
          dated as of October 21, 1997.

                                  SIGNATURES
                                  ----------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 24, 1997.



                                 /s/ Robert H. McLean
                                 -----------------------------------------------
                                 ROBERT H. McLEAN

                                  EXHIBIT "1"

                                   AGREEMENT


     THIS AGREEMENT made and entered into as of October 8, 1997, by and between BFX HOSPITALITY GROUP, INC. ("Company") and ROBERT H. McLEAN ("McLean").

     WHEREAS, on March 21, 1997, McLean exercised options covering 500,000 shares of the Company's common stock and in payment for such shares executed and delivered to the Company a Promissory Note in the original principal sum of Seven Hundred Seventy Four Thousand Dollars ($774,000.00), bearing interest at the rate of eight percent (8%) per annum, and due and payable in full on March 21, 1998 (the "Note"); and

     WHEREAS, pursuant to a Pledge Agreement dated March 21, 1997, McLean pledged the shares acquired through the exercise of such options as security for the payment of the Note; and

     WHEREAS, pursuant to the terms of the Note, McLean may pay the Note by the delivery of shares of the Company's common stock valued at the current market value for such stock; and

     WHEREAS, McLean incurred significant tax liability in connection with the exercise of his options, and will incur additional tax liability if the shares of stock acquired by McLean are sold or tendered to the Company in order to pay his Note; and

     WHEREAS, the Company recognizes that McLean's exercise of his stock options on March 21, 1997 was done so in part to combat the disruptive and costly activities of Steel Partners, Ryback Management Corporation, Warren Lichtenstein and others, which threatened the integrity of the Company and its Business Plan, and the Company further acknowledges that it received tax benefits of approximately $177,100.00 as a result of McLean's exercise of his stock options; and

     WHEREAS, in order to alleviate some of the tax and financial burden incurred by McLean in connection with his exercise of the option, McLean has requested the Company to pay and discharge certain of the tax liabilities of McLean in return for McLean tendering additional shares equal in value to the amount of such tax liability the Company has been requested to pay on behalf of McLean;

     NOW, THEREFORE, based upon the premises and other good and valuable consideration, the Company and McLean agree as follows:

     1. McLean hereby tenders to the Company 287,017 shares of the Company's $.05 par value common stock, with a fair market value as of October 8, 1997 of $4.13 per share (based on the closing price for a share of the Company's common stock on the American Stock Exchange on such date) for a total aggregate value of One Million One Hundred Eighty Five Thousand Three Hundred Eighty and No/100 Dollars ($1,185,380.00) in complete payment and discharge of the following:

          a. The entire principal balance of the Note of Seven Hundred Seventy Four Thousand Dollars ($774,000.00) plus accrued interest through October 8, 1997 of $34,098.00; and

          b. The amount of net cash to be paid by the Company in discharge of McLean's tax liabilities with respect to the income recognized by McLean when the subject options were exercised, the capital gains tax on the shares being hereby tendered, and the additional income to be recognized as described in paragraph 1. above by McLean with respect to the Company's payment of McLean's tax liability in the aggregate amount of $377,282.00.

     2. McLean's tender of such 287,017 shares of the Company's $.05 par value common stock is expressly subject to the Company's payment and discharge of McLean's tax liability. In the event the Board of Directors of the Company does not authorize and approve the Company's payment and discharge of McLean's tax liability as described herein, the Company shall immediately return the shares tendered pursuant to the terms hereof.

     3. Attached hereto as Exhibit "A" and made a part hereof, is a complete analysis and recapitulation of the transaction described herein.

     4. If, as and when the Board of Directors of the Company approves the transaction described herein, the Company shall deliver the original of the Note to McLean marked "Paid in Full," terminate the Pledge Agreement, and deliver to McLean any shares held by the Company in excess of those necessary to fulfill the obligation of McLean as set forth above.

     EXECUTED as of October 8, 1997.

                                    BFX HOSPITALITY GROUP, INC.
                                    By: /s/ Robert Korman
                                        -----------------
                                    Vice President and Chief Financial Officer

                                    /s/ Robert H. McLean
                                    --------------------
                                    Robert H. McLean

                                   EXHIBIT A

                  Shares returned at $4.13 per: as of 10/8/97

                                      RHM


# shares note & int.                            195,666

# shares taxes                                   91,351

# shares total                                  287,017

cash BFX paid for tax                           377,282

tax saved by BFX for opt. deduct                177,100

net cash                                        200,182

$ interest                                       34,098

$ principal                                     774,000

$ tax                                           377,282

$ total                                       1,185,380



                                  Exhibit "2"

                         AMENDMENT NO. 1 TO AGREEMENT


        This Amendment No. 1 to Agreement is made and entered into as of October 21, 1997, by and between BFX Hospitality Group, Inc. ("Company") and Robert H. McLean ("McLean").

        WHEREAS, Company and McLean entered into an agreement dated as of October 8, 1997 (the "Agreement"), under the terms of which McLean tendered to the Company 287,017 shares of the Company's $.05 par value common stock in payment of certain obligations of McLean to Company; and

        WHEREAS, included in such obligations was the payment of one certain promissory note in the original principal sum of $774,000.00 (the "Note"), together with accrued interest thereon of $34,098.00; and

        WHEREAS, the board of directors of the Company has determined to waive the interest on the Note retroactive to March 22, 1997; and

        WHEREAS, this Amendment No. 1 to Agreement is intended to give effect to the Company's waiver of such interest charges.

        NOW, THEREFORE, based upon the premises, Company and McLean agree as follows:

        1. Paragraph 1 of the Agreement is amended in its entirety to read as follows:

                "1. McLean hereby tenders to the Company 284,430 shares of the
             Company's $.05 par value common stock, with a fair market value as of October 8, 1997 of $4.13 per share (based on the closing price per share of the Company's common stock on the American Stock Exchange on such date) for a total aggregate value of One Million One Hundred Seventy-Four Thousand Six Hundred Ninety-Five and No/100 Dollars ($1,174,695.00) in complete payment and discharge of the following:

             "a. The entire principal balance of the Note of Seven Hundred Seventy-Four Thousand and No/100 Dollars ($774,000.00), with any interest charges thereon being waived; and

             "b. The amount of net cash to be paid by the Company in discharge of McLean's tax liabilities with respect to the income recognized by McLean when the subject options were exercised, the capital gains tax on the shares being hereby tendered, and the additional income to be recognized as described in paragraph 1 above by McLean with respect to the Company's payment of McLean's tax liability in the aggregate amount of $400,695.00."

     2. The first sentence of paragraph 2 of the Agreement is amended in its entirety to read as follows:

                "2. McLean's tender of such 284,430 of the Company's $.05 par value common stock is expressly subject to the Company's payment and discharge of McLean's tax liability."

     3. The Exhibit "A" attached hereto and made a part hereof shall be in complete substitution for the Exhibit "A" attached to the Agreement.

     4. Except as amended herein, the Agreement shall remain unmodified and in full force and effect.

     This Amendment No. 1 to Agreement is executed as of October 21, 1997.


                                        BFX HOSPITALITY GROUP, INC.



                                        By: /s/ Robert Korman
                                           ------------------
                                                Robert Korman, Vice President
                                                and Chief Financial Officer


                                        /s/ Robert H. McLean
                                        --------------------
                                        ROBERT H. McLEAN

                                  EXHIBIT 'A'

                  Shares returned at $4.13 per; as of 10/8/97


# shares note                                   187,409

# shares taxes                                   97,021

# shares total                                  284,430

cash BFX paid for tax                           409,996

tax saved by BFX for opt. deduct                177,100

net cash                                        232,898

$ interest                                         -0-

$ principal                                     774,000

$ tax                                           400,695

$ total                                       1,174,695

